

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

November 2, 2009

Mr. Zengxing Chen
Chief Executive Officer
NewEra Technology Development Co., Ltd.
25-1303 Dongjin City Suite
East Dongshan Rd., Huaina, Anhui Province
People's Republic of China 232001

      Re: NewEra Technology Development Co., Ltd.
              Registration Statement on Form 10
              Filed August 26, 2009
              File No. 0-53775

Dear Mr. Chen:

      We have completed our review of your filing and have no further comments at this time.

                      Sincerely,

                      H. Roger Schwall
                      Assistant Director

cc: Joy Z. Hui, Esq. (732) 577-1188